Goldman Sachs Trust
Goldman Sachs High Yield Fund

Class A Shares
Class B Shares
Class C Shares

Supplement Dated June 1, 2006 to the
Prospectus Dated February 28, 2006

The following replaces the average annual total return chart for the High Yield Fund on page 40 of the Prospectus:

     AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2005	1 Year	5 Years	Since Inception

Class A (Inception 8/1/97)
Returns Before Taxes	–1.10%	8.49%	5.82%
Returns After Taxes on Distributions**	–3.82%	4.98%	2.28%
Returns After Taxes on Distributions and Sale of Fund Shares**	–0.75%	5.08%	2.68%
Lehman Brothers U.S. Corporate High Yield Bond Index –2% Issuer Capped***	2.76%	9.12%	5.56%
Lehman Brothers U.S. Corporate High Yield Bond Index***	2.74%	8.85%	5.39%

Class B (Inception 8/1/97)
Returns Before Taxes	–2.33%	8.24%	5.62%
Lehman Brothers U.S. Corporate High Yield Bond Index –2% Issuer Capped***	2.76%	9.12%	5.56	%****
Lehman Brothers U.S. Corporate High Yield Bond Index***	2.74%	8.85%	5.39	%****

Class C (Inception 8/15/97)
Returns Before Taxes	1.79%	8.68%	5.66%
Lehman Brothers U.S. Corporate High Yield Bond Index –2% Issuer Capped***	2.76%	9.12%	5.65	%****
Lehman Brothers U.S. Corporate High Yield Bond Index***	2.74%	8.85%	5.48	%****

*	Please note that “Best Quarter” and “Worst Quarter” figures are applicable only to the time period covered by the bar chart.

**	The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

***	Effective June 1, 2005, the Lehman Brothers U.S. Corporate High Yield Bond Index, –2% Issuer Capped replaced the Lehman Brothers U.S. Corporate High Yield Bond Index as the Fund’s benchmark. The Lehman Brothers U.S. Corporate High Yield Bond Index, –2% Issuer Capped covers the universe of U.S. dollar denominated, non-convertible, fixed rate, non-investment grade debt. Index holdings must have at least one year to final maturity, at lease $150 million par amount outstanding, and be publicly issued with a rating of Ba1 or lower. The Lehman Brothers U.S. Corporate High Yield Bond Index is an unmanaged, total return performance benchmark for fixed income securities having a maximum quality rating of Ba1 (as determined by Moody’s Investors Service). In the Investment Adviser’s opinion, the Lehman Brothers U.S. Corporate High Yield Bond Index –2% Issuer Capped is a more appropriate benchmark against which to measure the performance of the Fund. The Index figures do not reflect any deduction for fees, expenses or taxes. It is not possible to invest directly in an unmanaged index.

****	Inception date of the Lehman Brothers U.S. Corporate High Yield Bond Index’s and Lehman Brothers U.S. Corporate High Yield Bond Index –2% Issuer Capped’s return is 9/1/97 because daily value was unavailable at 8/15/97.

Please retain this prospectus supplement for future reference.

      HYSTCKABC 6-06 537259